                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                   _________________________________________

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                                   MESA Inc.
                              __________________
                               (Name of issuer)

                         Common Stock, $.01 Par Value
                         ____________________________
                        (Title of class of securities)

                                   590911103
                                 -------------
                                (CUSIP number)

Dennis R. Washington                        Marvin Davis
c/o  Washington Corporations                Davis Companies
101 International Way                       2121 Avenue of the Stars, Suite 2800
Missoula, Montana  59807                    Los Angeles, California  90067
(406) 523-1300                              (310) 551-1470

David H. Batchelder                         Dorn Parkinson
Batchelder & Partners, Inc.                 c/o Washington Corporations
4330 La Jolla Village Drive,                101 International Way
Suite 200                                   Missoula, Montana  59807
San Diego, California 92122                 (406) 523-1300
(619) 456-6655

           _________________________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:

Scott R. Haber                              Kendall R. Bishop
Latham & Watkins                            O'Melveny & Myers
505 Montgomery Street, Suite 1900           1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111             Los Angeles, California  90067
(415) 391-0600                              (310) 553-6700

                                  July 6, 1995
           _________________________________________________________
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

                               Page 1 of 6 Pages
                           Exhibit Index is on Page 4

          This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          In response to the refusal of the Company's Board of Directors to appoint a committee of independent directors to explore all alternatives to maximize the value of the Company for all shareholders, the Reporting Persons announced on July 6, 1995 that they will seek to call a special meeting of the Company's shareholders for the purpose of electing a majority of directors who would be committed to exploring all alternatives for maximizing shareholder value.

          A copy of the press release disclosing the above information is filed herewith as Exhibit 2 and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29, 1995)

Exhibit 2 Press Release dated July 6, 1995 of Dennis R. Washington and Marvin Davis

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1995

                                        /s/ Dennis R. Washington
                                     ---------------------------
                                     Dennis R. Washington


                                        /s/ David H. Batchelder
                                     ---------------------------
                                     David H. Batchelder


                                        /s/ Dorn Parkinson
                                     ---------------------------
                                     Dorn Parkinson

                                     Davis Acquisition, L.P.

                                     By:  Davis Companies
                                     Its: General Partner

                                     By:    /s/ Marvin Davis
                                        -------------------------
                                     Name:  Marvin Davis
                                     Its:   President


                                     Davis Companies

                                     By:    /s/ Marvin Davis
                                        -------------------------
                                     Name:  Marvin Davis
                                     Its:   President


                                     Marvin and Barbara Davis
                                     Revocable Trust

                                     By:    /s/ Marvin Davis
                                        -------------------------
                                     Name:  Marvin Davis
                                     Its:   Trustee

                                        /s/ Marvin Davis
                                     -----------------------------
                                     Marvin Davis

                                 EXHIBIT INDEX
                                 -------------





  Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29, 1995)

  Exhibit 2 Press Release dated July 6, 1995 of Dennis R. Washington and Marvin Davis